UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

Mixed Martial Arts Group Limited (“the Company”) advises of the following Board changes.

Non-Executive Directors, Mr Angel Liriano and Mr Davied Piedra, have submitted their resignations as directors. The Board thanks Mr Liriano and Mr Piedra for their contribution to the Company and wishes them well in their future endeavours.

The Company is also pleased to announce the appointment of Mr Jonathan Hart to the Board, effective August 27 2025.

Mr Hart has over 21 years of corporate advisory experience across cross-border scale-ups, debt and equity financing, and governance. He is the founder and director of Hartness Consulting Pty Ltd and is also currently a director and company secretary of a number of listed and private companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:August 27, 2025	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer

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